BOOMERANG SYSTEMS, INC.

30 B Vreeland Road

Florham Park, New Jersey 07932

March 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Boomerang Systems, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-179226 (“Registration Statement”)

Dear Sir/Madam:

The Company hereby requests that the above-referenced Registration Statement be declared effective on March 28, 2012, at 5:00 p.m., Eastern time, or as soon thereafter as is practical.

In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BOOMERANG SYSTEMS, INC.

By:	/s/ Scott Shepherd
Scott Shepherd
Chief Financial Officer